Exhibit 99.1

SIGMA LITHIUM ADVANCES CONSTRUCTION TO 25% AND ANNOUNCES POSITIVE REGULATORY UPDATES

PHASE 1 CONSTRUCTION UPDATE

•	Sigma Lithium remains on track to deliver its battery grade high purity sustainable lithium and initiate cash flow generation in the near-term (construction progress footage can be viewed here).
o	Approximately 25% of total construction completed;
o	Phase 1 construction remains on schedule and on budget for commissioning to commence by December 2022;
o	The Company is planning for approximately 600 professionals working on site, when the pace accelerates during peak civil construction and electromechanical assembly in October and November 2022; and
o	Reached significant completion level of 65% for the final 2D drawings of the construction.

•	Electromechanical assembly of the equipment for the Production Plant has commenced at respective suppliers manufacturing sites.
o	Equipment is expected to begin arriving on site for installation towards the end of July.

•	The following key workstreams are currently underway:
o	Civil construction of foundations for the installation of the equipment of the Production Plant (crushing plant area, scalping screening and Greentech Plant);
o	Civil construction of the run of mine (“ROM”) pad and ROM wall;
o	Construction of the Company’s own high voltage substation on site; and
o	Fabrication of platework and steel structure on site.

•	To date, the following construction workstreams have been 100% completed:
o	Earthworks necessary for construction of foundations for the Production Plant;
o	Production Plant site’s protective drainage (channels and pipes);
o	Sump area construction; and
o	Detour road improvements (bypass of the municipal road around the Project).

LITHIUM INDUSTRY REGULATORY UPDATE IN BRAZIL

•	On July 5, 2022, the Brazilian Government issued a presidential decree (the “New Lithium Decree”) allowing unrestricted trade of any products containing lithium, updating the regulatory framework of the sector:
o	Eliminates the requirement to solicit quotas and export authorizations by the nuclear authority, positively modernizing and deregulating the entire lithium sector for the energy transition
o	Significantly increases the competitiveness of Brazil for global investments; and
o	Creates the regulatory conditions for Brazil to extend its leadership in environmentally and socially sustainable pre-chemical lithium concentrate further downstream into refined chemicals and cathode precursors / cathode paste, also affected by the export quotas and authorization requests to the nuclear authority.

ENVIRONMENTAL LICENSING UPDATE

•	On June 27, 2022, the Company obtained its requested extension of its current environmental licenses to allow for the simultaneous mining of the north pit and the south pit of the Phase 1 deposit.
o	Enables the Company to plan a significant expansion of the production capacity in Phase 2 by increasing the area where the dry stacking of the tailings of the Production Plant is allowed; and
o	The expansion also makes the municipality of Araçuaí (where the south pit is located) eligible to receive royalties from Sigma Lithium’s production, sharing them with Itinga where the north pit and the Production plant are located.

•	The Company’s ESG-centric strategy guided the decision to conduct the simultaneous mining of the north pit and the south pit of the Phase 1 deposit.

CORPORATE UPDATES

•	Sigma Lithium received overwhelming support at its annual general shareholder meeting (“AGM”) held on June 30, 2022.
o	Approximately 75% of the outstanding shares were represented at the AGM.
o	All Directors of the Company were re-elected by overwhelming votes.
o	Over 98% of the minority shareholder shares represented at AGM were voted FOR the Amendment of the Equity Incentive Plan.
▪	Amendment enables the Company to attract and retain the operating team members who will transition Sigma Lithium into a major global producer.

•	Sigma Lithium featured in “View from C-Suite” interview by the TSX Group
o	Film produced by the TMX Group can be viewed here.

VANCOUVER, CANADA -- (July 12, 2022) - SIGMA Lithium Corporation ("Sigma Lithium" or the "Company") (NASDAQ: SGML, TSXV: SGML), dedicated to powering the next generation of electric vehicles with environmentally sustainable and high-purity lithium, is pleased to provide an update on construction at its wholly owned Grota do Cirillo project (the “Project” or “Grota do Cirilo”), as well as provide a regulatory update and report the results of the voting at its AGM held on June 30, 2022.

“We are honored by our shareholders’ continued support and the overwhelming approval of all voted resolutions at our AGM held on June 30, 2022”, says Ana Cabral-Gardner, Co-CEO and Co-Chairperson of Sigma Lithium. “We remain focused on establishing Sigma Lithium as one of the world’s largest lithium producers, significantly progressing towards positive cash flow when delivering Battery Grade Sustainable Lithium in the near term. Our operating team has been consistently delivering all the execution milestones of the Project’s construction and licensing, positioning the Company to potentially participate as a producer in what may be one of the most favorable lithium markets of all time.”

Calvyn Gardner, Co-CEO and Co-Chairperson of Sigma Lithium added, “We are pleased to provide an update on our significant construction progress at Grota do Cirilo, as we continue to rapidly advance Phase 1 Plant construction on schedule and on budget, with approximately 25% of total construction completed. The continuous advance of final construction drawings towards 65% completion also allows us to plan for the total amount of bulk construction material to be utilized, potentially extending our management of our supply chains.”

PHASE 1 CONSTRUCTION UPDATE

Sigma Lithium is pleased to report significant advancement of construction at its Phase 1 Production Plant and infrastructure areas, establishing operational readiness and supporting ongoing operations. The Company continues to rapidly progress construction activities and has issued more than 30 purchase orders for critical equipment as of July 2022.

To date, the following construction workstreams have been 100% completed:

•	Earthworks necessary for construction of foundations for the Production Plant;
•	Production Plant site’s protective drainage (channels and pipes);
•	Sump area construction; and
•	Detour road improvements (bypass of the municipal road around the Project).

Electromechanical assembly (including mainframes for the primary crusher, DMS plant and other infrastructure) has commenced offsite, and the Company expects equipment to begin arriving towards the end of July.

The construction team is currently focused on completing the following workstreams:

•	construction of equipment foundations for the crushing, scalping screening and DMS areas (rebar and pouring concrete);
•	construction of the ROM pad and ROM wall;
•	construction of the Project’s HV substation;
•	electromechanical assembly; and
•	platework and steel structure fabrication.

Additionally, the Company has progressed detailed engineering alongside construction activities, with approximately 65% of overall detailed engineering completed as of July 2022. Refer to Table 1 below for a breakdown of detailed engineering progress.

Table 1: Detailed Engineering Progress Summary

Discipline	Progress
Steel Platework	94%
Process	89%
Mechanical	88%
Project Management	88%
General Engineering	85%
Structural	80%
Concrete	80%
Electrical & Instruments	60%
Piping	37%
Controls	12%
Overall Detailed Engineering	65%

As a result of the advancement in completion to 65% of the construction drawings to date, Sigma Lithium estimates that the following amounts of materials will be utilized in the construction:

•	Concrete: 5,950 m³
•	Mechanical and Electrical Equipment: 2,130 tonnes
•	Steel Structure: 1,050 tonnes
•	Piping: 113 tonnes
•	Piping Polyethylene: 12,400 linear meters
•	Instruments: 947 units
•	Instruments and Electrical Cables: 105,000 linear meters

Refer to Figures 1 and 2 below for a visualization of construction progress at the Project.

Figure 1: Construction of the Foundations for the ROM Pad and Crushing Area

Figure 2: Aerial view of Construction Progress

ENVIRONMENTAL LICENSING UPDATE

The Company obtained the requested extension of its current environmental licenses for both construction (“LP”) and installation and commissioning (“LI”) from the environmental authority of the State of Minas Gerais (the “LP/LI Environmental License”), the Council of Environmental Policy (“Conselho Estadual de Política Ambiental” or “COPAM”) in Brazil.

•	The extension allows for the simultaneous mining of the north pit and the south pit of the Phase 1 deposit; and
•	The extension also allows for the Company to increase the area utilized for the dry stacking of the tailings of the Greentech Production Plant and thus plan a significant expansion of the production capacity in a Phase 2.

The south pit of Phase 1 mine was designed to:

•	have the lowest possible environmental impact by preserving the Piaui creek; and
•	extend the socioeconomic return of the Company to Aracuai, where the south pit of the deposit was located.

The decision to conduct the simultaneous mining of the north pit and the south pit of Phase 1 by the Company was guided by the Company’s ESG-centric strategy, enabling the municipality of Araçuaí (where the south pit is located) to also be entitled to receive part of the CFEM government royalty.

•	CFEM royalties were previously restricted to the municipality of Itinga, where the north pit is located.
•	As a result, this extension of the environmental license enables the Company to allocate significant royalty payments to BOTH municipalities, meeting SDG # 16 (Peace, Justice and Strong Institutions).

An operating license (“LO”) is required for the commercial operations, when external sales of the products are conducted.

•	The LO in Brazil is only granted once the construction and installation of the Project is completed, as it follows a final inspection by SUPPRI of both First Mine and Production Plant.
•	Therefore, as the Project is in construction the Company does not yet have an LO.

On June 27, 2022, COPAM issued a dual LP and LI Certificate No. 4497, for a period of 6 years expiring on June 24, 2028.

REGULATORY UPDATE

On July 5, 2022, the Brazilian Government issued presidential decree number 11.120 (the “New Lithium Decree”) fully revoking both presidential decree number 2.413 of December 4, 1997, as well as presidential decree number 10.577 of December 14, 2020.

The New Lithium Decree allows for unrestricted trade of any products containing lithium:

•	Eliminates the requirement for quotas and authorizations by the nuclear authority for foreign trade activities, positively deregulating the lithium sector.
•	Significantly increases the competitiveness of Brazil for global investments in the lithium supply chain.
•	Includes chemicals and products containing lithium chemicals and refined lithium chemicals, such as cathode precursors and cathode paste.

Ana Cabral-Gardner, Sigma Lithium co-CEO says “The New Lithium Decree is a significant positive step for Brazil to modernize and further integrate the country lithium sector into global lithium supply chains. It creates the regulatory conditions for Brazil’s to extend its leadership in environmentally and socially sustainable pre-chemical lithium concentrate further downstream into refined chemicals and cathode precursors. Brazil’s large reserves of natural gas offshore and abundant and inexpensive renewable energy provide the perfect “Scope 2” conditions for low carbon “Scope 1” downstream industrial facilities in the lithium supply chain.”

AGM VOTING RESULTS

Sigma Lithium received overwhelming support from its shareholders at its AGM held on June 30, 2022, with all resolutions passed by a vote of the Company’s shareholders.

•	Shareholders of approximately 75% of the outstanding shares were represented at the AGM.

Over 98% of the minority shareholder shares represented at the AGM were voted for the amendment of the equity incentive plan.

•	Enabling the Company to attract and retain the operating team members who will transition Sigma Lithium into a major global producer.

Refer to Table 2 below for a summary of the voting results at the AGM.

Table 2: Summary of AGM Voting Results

Resolution		Votes For	% of Eligible Votes Cast	Votes Withheld	% of Eligible Votes Withheld	Votes Against	% of Eligible Votes Against
1. a	Re-election of Calvyn Gardner as Director of the Company	68,040,366	99.90%	69,880	0.10%	n/a	n/a
1. b	Re-election of Ana Cristina Cabral as Director of the Company	66,826,986	98.12%	1,283,260	1.88%	n/a	n/a
1. c	Re-election of Frederico Marques as Director of the Company	67,014,142	98.39%	1,096,104	1.61%	n/a	n/a
1. d	Re-election of Gary Litwack as Director of the Company	67,016,509	98.39%	1,093,737	1.61%	n/a	n/a
1. e	Re-election of Marcelo Paiva as Director of the Company	61,179,961	89.82%	6,930,285	10.18%	n/a	n/a
2	Re-appointment of KPMG as Auditor of the Company	75,149,662	99.87%	97,010	0.13%	n/a	n/a
3	Equity Incentive Plan Amendment	20,426,872	98.64%	n/a	n/a	282,656	1.36%

QUALIFIED PERSONS

Mr. Wes Roberts, P.Eng., a member of the technical committee of the Company, is the “qualified person” under NI 43-101 who reviewed and approved the technical information included in this news release.

ABOUT SIGMA LITHIUM CORPORATION

Sigma Lithium (NASDAQ: SGML, TSXV: SGML) is a Canadian company dedicated to powering the next generation of electric vehicle batteries with environmentally sustainable and high-purity lithium.

Sigma Lithium is currently in construction at its wholly owned Grota do Cirilo Project in Brazil, the largest lithium hard rock project in the Americas and one of the largest and highest purity lithium projects in the world. The lithium will be processed in a state-of-the-art, green-tech processing plant that uses 100% renewable energy, 100% recycled water and 100% dry-stack tailings. Since inception, Sigma has devoted itself to strong ESG practices, from its ongoing support of local communities to its goal of achieving net zero by 2024. For more information about Sigma Lithium, visit https://www.sigmalithiumresources.com/

FOR ADDITIONAL INFORMATION PLEASE CONTACT

Jamie Flegg, Chief Development Officer
(Toronto) +1 (604) 706-1087
jamie.flegg@sigmaca.com

Vítor Ornelas, Manager, Corporate Development & Investor Relations
vitor.ornelas@sigmaca.com

Sigma Lithium

Sigma Lithium
@sigmalithium
@SigmaLithium

FORWARD-LOOKING STATEMENTS

This news release includes certain "forward-looking information" under applicable Canadian and U.S. securities legislation, including but not limited to statements relating to timing and costs related to the commissioning of the Phase 1 Plant, production, the general business and operational outlook of the Company, and other forward-looking information. All statements that address future plans, activities, events, estimates, expectations or developments that the Company believes, expects or anticipates will or may occur is forward-looking information, including statements regarding the potential development of mineral resources and mineral reserves which may or may not occur. Forward-looking information contained herein is based on certain assumptions regarding, among other things: general economic and political conditions; the stable and supportive legislative, regulatory and community environment in the jurisdictions where the Company operates (including that the Company will obtain all licenses and approvals required); anticipated trends and effects in respect of the COVID-19 pandemic and post-pandemic; the military conflict in Ukraine and related sanctions; demand for lithium, including that such demand is supported by growth in the electric vehicle market; the Company’s market position and future financial and operating performance; the Company’s estimates of mineral resources and mineral reserves, including whether mineral resources will ever be developed into mineral reserves; and the Company’s ability to develop and achieve production at its mineral projects. Although management believes that the assumptions and expectations reflected in the forward-looking information are reasonable, there can be no assurance that these assumptions and expectations will prove to be correct. Forward-looking information inherently involves and is subject to risks and uncertainties, including but not limited to that the Company may not develop its mineral projects into a commercial mining operation; the market prices for lithium may not remain at current levels; and the market for electric vehicles and other large format batteries currently has limited market share and no assurances can be given for the rate at which this market will develop, if at all, which could affect the success of the Company and its ability to develop lithium operations. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company disclaims any intention or obligation to update or revise any forward-looking information, whether because of new information, future events or otherwise, except as required by law. For more information on the risks, uncertainties and assumptions that could cause our actual results to differ from current expectations, please refer to the current annual information form of the Company and other public filings available under the Company’s profile at www.sedar.com.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.